Exhibit 99.2

Consolidated Financial Statements

Management’s Responsibility for Financial Statements

The Management of Advantage Oil & Gas Ltd. (the “Corporation”) is responsible for the preparation and presentation of the consolidated financial statements together with all operational and other financial information contained in the annual report. The consolidated financial statements have been prepared by Management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and utilize the best estimates and careful judgments of Management, where appropriate. Operational and other financial information contained throughout the annual report is consistent with that provided in the consolidated financial statements.

Management has developed and maintains a system of internal controls designed to provide reasonable assurance that all transactions are accurately and reliably recorded, that the consolidated financial statements accurately report the Corporation’s operating and financial results within acceptable limits of materiality, that all other operational and financial information presented is accurate, and that the Corporation’s assets are properly safeguarded.

The Audit Committee, comprised of non-management directors, acts on behalf of the Board of Directors to ensure that Management fulfills its financial reporting and internal control responsibilities. The Audit Committee is responsible for meeting regularly with Management, the external auditors, and the internal auditors to discuss internal controls over financial reporting processes, auditing matters and various aspects of financial reporting. The Audit Committee reviewed the consolidated financial statements with Management and the external auditors, and recommended approval to the Board of Directors. The Board of Directors has approved these consolidated financial statements.

PricewaterhouseCoopers LLP, an independent firm of Chartered Professional Accountants, appointed by the shareholders as the external auditor of the Corporation, has audited the consolidated statement of financial position as at December 31, 2016 and 2015, and the consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for the years ended December 31, 2016 and 2015. The external auditors conducted their audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and have unlimited and unrestricted access to the Audit Committee.

Andy J. Mah	Craig Blackwood
President and Chief Executive Officer	Vice President Finance and Chief Financial Officer
March 2, 2017

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Management’s Report on Internal Control over Financial Reporting

The Management of Advantage Oil & Gas Ltd. (the “Corporation”) is responsible for establishing and maintaining adequate internal control over financial reporting for the Corporation as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended. Under the supervision of our Chief Executive Officer and Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our assessment, we have concluded that as of December 31, 2016, our internal control over financial reporting was effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, the Corporation’s independent firm of Chartered Professional Accountants, was appointed by the shareholders to audit and provide an independent opinion on both the consolidated financial statements and the Corporation’s internal control over financial reporting as at December 31, 2016, as stated in their Auditor’s Report. PricewaterhouseCoopers LLP has provided such opinion.

Andy J. Mah	Craig Blackwood
President and Chief Executive Officer	Vice President Finance and Chief Financial Officer
March 2, 2017

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March 2, 2017

Independent Auditor’s Report

To the Shareholders of Advantage Oil and Gas Ltd.

We have completed integrated audits of Advantage Oil & Gas Ltd.’s 2016 and 2015 consolidated financial statements and its internal control over financial reporting as at December 31, 2016. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Advantage Oil & Gas Ltd., which comprise the consolidated statement of financial position as at December 31, 2016 and December 31, 2015 and the consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Advantage Oil & Gas Ltd. as at December 31, 2016 and December 31, 2015 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

PricewaterhouseCoopers LLP

111 5 Avenue SW, Suite 3100, Calgary, Alberta, Canada T2P 5L3

T: +1 403 509 7500, F: +1 403 781 1825, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

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Report on internal control over financial reporting

We have also audited Advantage Oil & Gas Ltd’s internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Advantage Oil & Gas Ltd. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

Chartered Professional Accountants

Calgary, Alberta

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Consolidated Statement of Financial Position
(thousands of Canadian dollars)	Notes	December 31, 2016	December 31, 2015

ASSETS
Current assets
Trade and other receivables	5	$26,305	$13,888
Prepaid expenses and deposits		1,681	1,966
Derivative asset	9	730	37,009
Total current assets		28,716	52,863

Non-current assets
Derivative asset	9	1,448	7,426
Exploration and evaluation assets	6	16,012	10,071
Property, plant and equipment	7	1,450,283	1,447,083
Total non-current assets		1,467,743	1,464,580
Total assets		$1,496,459	$1,517,443

LIABILITIES
Current liabilities
Trade and other accrued liabilities		$34,153	$23,050
Derivative liability	9	13,812	-
Total current liabilities		47,965	23,050

Non-current liabilities
Derivative liability	9	10,912	200
Bank indebtedness	10	153,102	286,519
Decommissioning liability	12	40,992	44,575
Deferred income tax liability	13	35,215	41,152
Total non-current liabilities		240,221	372,446
Total liabilities		288,186	395,496

SHAREHOLDERS' EQUITY
Share capital	14	2,334,199	2,236,728
Contributed surplus		108,315	103,726
Deficit		(1,234,241)	(1,218,507)
Total shareholders' equity		1,208,273	1,121,947
Total liabilities and shareholders' equity		$1,496,459	$1,517,443

Commitments (note 21)

See accompanying Notes to the Consolidated Financial Statements

On behalf of the Board of Directors of Advantage Oil & Gas Ltd.:

Paul G. Haggis, Director	Andy J. Mah, Director

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Consolidated Statement of Comprehensive Income (Loss)

		Year ended
		December 31
(thousands of Canadian dollars, except for per share amounts)	Notes	2016	2015

Natural gas and liquids sales	17	$161,933	$132,311
Royalty expense		(4,900)	(5,837)
Natural gas and liquids revenue		157,033	126,474

Operating expense		(20,358)	(18,357)
Transportation expense		(6,982)	-
General and administrative expense	18	(10,750)	(10,569)
Depreciation expense	7	(116,232)	(87,391)
Finance expense	19	(10,250)	(11,812)
Gains (losses) on derivatives	9	(13,687)	30,422
Other income		878	364
Income (loss) before taxes		(20,348)	29,131
Income tax recovery (expense)	13	4,614	(7,753)
Net income (loss) and comprehensive income (loss)		$(15,734)	$21,378

Net income (loss) per share	15
Basic		$(0.09)	$0.13
Diluted		$(0.09)	$0.12

See accompanying Notes to the Consolidated Financial Statements

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Consolidated Statement of Changes in Shareholders' Equity

(thousands of Canadian dollars) (unaudited)	Notes	Share capital	Contributed surplus	Deficit	Total shareholders' equity
Balance, December 31, 2015		$2,236,728	$103,726	$(1,218,507)	$1,121,947
Net loss and comprehensive loss		-	-	(15,734)	(15,734)
Shares issued on equity financing	14(b)	96,453	-	-	96,453
Share based compensation	14, 16	1,018	4,589	-	5,607
Balance, December 31, 2016		$2,334,199	$108,315	$(1,234,241)	$1,208,273

(thousands of Canadian dollars)	Notes	Share capital	Convertible debenture equity component	Contributed surplus	Deficit	Total shareholders' equity
Balance, December 31, 2014		$2,234,959	$8,348	$90,904	$(1,239,885)	$1,094,326
Net income and comprehensive income		-	-	-	21,378	21,378
Share based compensation	14, 16	1,759	-	4,474	-	6,233
Conversion of Convertible Debenture		10	-	-	-	10
Maturity of Convertible Debenture		-	(8,348)	8,348	-	-
Balance, December 31, 2015		$2,236,728	$-	$103,726	$(1,218,507)	$1,121,947

See accompanying Notes to the Consolidated Financial Statements

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Consolidated Statement of Cash Flows

		Year ended
		December 31
(thousands of Canadian dollars)	Notes	2016	2015

Operating Activities
Income (loss) before taxes		$(20,348)	$29,131
Add items not requiring cash:
Share based compensation	14, 16	3,281	3,347
Depreciation expense	7	116,232	87,391
Unrealized loss on derivatives	9	66,781	2,321
Finance expense	19	10,250	11,812
Expenditures on decommissioning liability	12	(1,857)	(1,262)
Changes in non-cash working capital	20	567	(19,376)
Cash provided by operating activities		174,906	113,364

Financing Activities
Increase (decrease) in bank indebtedness	10	(133,718)	177,197
Net proceeds of equity financing		95,130	-
Maturity of convertible debenture	11	-	(86,240)
Interest paid		(9,034)	(12,828)
Cash provided by (used in) financing activities		(47,622)	78,129

Investing Activities
Payments on property, plant and equipment	7, 20	(121,283)	(190,301)
Payments on exploration and evaluation assets	6	(6,001)	(1,192)
Cash used in investing activities		(127,284)	(191,493)
Net change in cash		-	-
Cash, beginning of year		-	-
Cash, end of year		$-	$-

See accompanying Notes to the Consolidated Financial Statements

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Notes to The Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

All tabular amounts are in thousands of Canadian dollars except as otherwise indicated.

1.	Business and structure of Advantage Oil & Gas Ltd.

Advantage Oil & Gas Ltd. and its subsidiaries (together “Advantage” or the “Corporation”) is an intermediate natural gas and liquids development and production corporation with a significant position in the Montney resource play located in Western Canada.

Advantage is domiciled and incorporated in Canada under the Business Corporations Act (Alberta). Advantage’s head office address is 300, 440 – 2nd Avenue SW, Calgary, Alberta, Canada. The Corporation’s primary listing is on the Toronto Stock Exchange and is also traded on the New York Stock Exchange as a Foreign Private Issuer, under the symbol “AAV”.

2.	Basis of preparation

(a)	Statement of compliance

The Corporation prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as defined in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). The CICA Handbook incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Publicly accountable enterprises, such as the Corporation, are required to apply these standards. Accordingly, these consolidated financial statements are prepared and issued under IFRS.

The accounting policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of March 2, 2017, the date the Board of Directors approved the statements.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except as detailed in the Corporation’s accounting policies in note 3.

The methods used to measure fair values of derivative instruments are discussed in note 9.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

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3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in these financial statements.

(a)	Cash and cash equivalents

Cash consists of balances held with banks, and other short-term highly liquid investments with original maturities of three months or less from inception.

(b)	Basis of consolidation

(i)	Subsidiaries

Subsidiaries are entities controlled by the Corporation. Control exists when the Corporation is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(ii)	Joint arrangements

A portion of the Corporation’s natural gas and liquids activities involve joint operations. The consolidated financial statements include the Corporation’s share of these joint operations and a proportionate share of the relevant revenue and related costs.

(c)	Financial instruments

All financial instruments are initially recognized at fair value on the Consolidated Statement of Financial Position. Measurement of financial instruments subsequent to the initial recognition, as well as resulting gains and losses, is based on how each financial instrument was initially classified. The Corporation has classified each identified financial instrument into the following categories: fair value through profit or loss, loans and receivables, held to maturity investments, available for sale financial assets, and financial assets and liabilities at amortized cost. Fair value through profit or loss financial instruments are measured at fair value with gains and losses recognized in income immediately. Available for sale financial assets are measured at fair value with gains and losses, other than impairment losses, recognized in other comprehensive income and transferred to income when the asset is derecognized. Loans and receivables, held to maturity investments and financial liabilities at amortized cost, are recognized at amortized cost using the effective interest method and impairment losses are recorded in income when incurred.

Derivative instruments executed by the Corporation to manage market risk associated with volatile commodity prices are classified as fair value through profit or loss and recorded on the Consolidated Statement of Financial Position at fair value as derivative assets and liabilities. Gains and losses on these instruments are recorded as gains and losses on derivatives in the Consolidated Statement of Comprehensive Income (Loss) in the period they occur. Gains and losses on derivative instruments are comprised of cash receipts and payments associated with periodic settlement that occurs over the life of the instrument, and non-cash gains and losses associated with changes in the fair values of the instruments, which are remeasured at each reporting date and recorded on the Consolidated Statement of Financial Position.

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3.	Significant accounting policies (continued)

(d)	Property, plant and equipment and exploration and evaluation assets

(i)	Recognition and measurement

Exploration and evaluation costs

Pre-license costs are recognized in the Consolidated Statement of Comprehensive Income (Loss) as incurred.

All exploratory costs incurred subsequent to acquiring the right to explore for natural gas and liquids before technical feasibility and commercial viability of the area have been established are capitalized. Such costs can typically include costs to acquire land rights, geological and geophysical costs and exploration well costs.

Exploration and evaluation costs are not depreciated and are accumulated in cost centers by well, field or exploration area and carried forward pending determination of technical feasibility and commercial viability.

The technical feasibility and commercial viability of extracting a mineral resource from exploration and evaluation assets is considered to be generally determinable when proved or probable reserves are determined to exist. Upon determination of proved or probable reserves, exploration and evaluation assets attributable to those reserves are first tested for impairment and then reclassified from exploration and evaluation assets to development and production assets, net of any impairment loss.

Management reviews and assesses exploration and evaluation assets to determine if technical feasibility and commercial viability exist. If Management decides not to continue the exploration and evaluation activity, the unrecoverable costs are charged to exploration and evaluation expense in the period in which the determination occurs.

Property, plant and equipment

Items of property, plant and equipment, which include natural gas and liquids properties, are measured at cost less accumulated depreciation and accumulated impairment losses. Costs include lease acquisition, drilling and completion, production facilities, decommissioning costs, geological and geophysical costs and directly attributable general and administrative costs related to development and production activities, net of any government incentive programs.

When significant parts of an item of property, plant and equipment, including natural gas and liquids properties, have different useful lives, they are accounted for as separate items (major components).

(ii)	Subsequent costs

Costs incurred subsequent to development and production that are significant are recognized as natural gas and liquids property only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in comprehensive income as incurred. Such capitalized natural gas and liquids costs generally represent costs incurred in developing proved and probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or area basis. The carrying amount of any replaced or sold component is derecognized in accordance with our policies. The costs of the day-to-day servicing of property, plant and equipment are recognized in the Consolidated Statement of Comprehensive Income (Loss) as incurred.

(iii)	Depreciation

The net carrying value of natural gas and liquids properties is depreciated using the units-of-production (“UOP”) method by reference to the ratio of production in the period to the related proved and probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually.

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3.	Significant accounting policies (continued)

(d)	Property, plant and equipment and exploration and evaluation assets (continued)

(iv)	Dispositions

Gains and losses on disposal of an item of property, plant and equipment, including natural gas and liquids properties, are determined by comparing the proceeds from disposition with the carrying amount of property, plant and equipment and are recognized net within other income (expenses) in the Consolidated Statement of Comprehensive Income (Loss).

(v)	Impairment

The carrying amounts of the Corporation’s property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. For the purpose of impairment testing of property, plant and equipment, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”).

Exploration and evaluation assets are assessed for impairment if sufficient data exists to determine technical feasibility and commercial viability, and facts and circumstances suggest that the carrying amount exceeds the recoverable amount. Exploration and evaluation assets are allocated to CGU’s or groups of CGU’s for the purposes of assessing such assets for impairment.

The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs of disposition. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves. Fair value less costs of disposition is assessed utilizing market valuation based on an arm’s length transaction between active participants. In the absence of any such transactions, fair value less costs of disposition is estimated by discounting the expected after-tax cash flows of the cash generating unit at an after-tax discount rate that reflects the risk of the properties in the cash generating unit. The discounted cash flow calculation is then increased by a tax-shield calculation, which is an estimate of the amount that a prospective buyer of the cash generating unit would be entitled. The carrying value of the cash generating unit is reduced by the deferred tax liability associated with its property, plant and equipment.

Impairment losses on property, plant and equipment are recognized in the Consolidated Statement of Comprehensive Income (Loss) as impairment of natural gas and liquids properties and are separately disclosed. An impairment of exploration and evaluation assets is recognized as exploration and evaluation expense in the Consolidated Statement of Comprehensive Income (Loss).

(e)	Decommissioning liability

A decommissioning liability is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Decommissioning liabilities are determined by discounting the expected future cash flows at a risk-free rate.

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3.	Significant accounting policies (continued)

(f)	Share based compensation

Advantage accounts for share based compensation expense based on the fair value of rights granted under its share based compensation plans.

Advantage’s Stock Option Plan (“Stock Option Plan”) authorizes the Board of Directors to grant stock options to service providers, including directors, officers, employees and consultants of Advantage. Compensation cost related to the Stock Option Plan is recognized as share based compensation expense within general and administrative expense over the vesting period at fair value.

On April 14, 2014, the Board of Directors approved a Restricted and Performance Award Incentive Plan to provide share based compensation for service providers. Awards granted under this plan were originally expected to be settled in cash, as the Corporation had not sought the approval of shareholders required to settle the awards in shares. In accordance with the requirements of IFRS 2, Share Based Payments, a liability was recorded as compensation expense was recognized. The liability was revalued at each reporting date and at the date of settlement. These changes in fair value were recognized in profit or loss for the period.

On May 27, 2015, shareholders of the Corporation voted in favor of a resolution to approve the Restricted and Performance Award Incentive Plan as described in the management information circular dated April 24, 2015. The effect of this vote was to give shareholder approval to the existing plan approved by the Board of Directors on April 14, 2014 described above, and in so doing, enable the Corporation to settle awards under the plan with shares, which is the intention of the Corporation. As such, the plan is no longer “cash-settled,” but “equity-settled” as defined in IFRS 2, Share Based Payments. In accordance with the requirements of IFRS 2, the liability on the statement of financial position at May 27, 2015 relating to awards granted under this plan was transferred to equity (contributed surplus), and revaluation will no longer occur at each reporting date. The types and timing of awards under this plan are described in further detail in note 16(b).

As compensation expense is recognized, contributed surplus is recorded until the restricted shares vest or stock options are exercised, at which time the appropriate common shares are then issued to the service providers and the contributed surplus is transferred to share capital.

(g)	Revenue

Revenue from the sale of natural gas and liquids is recorded when the significant risks and rewards of ownership of the product is substantially transferred to the buyer.

(h)	Finance expense

Finance expense comprises interest expense on bank indebtedness and the convertible debenture, and accretion of the discount on the decommissioning liability and convertible debenture.

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3.	Significant accounting policies (continued)

(i)	Income tax

Income tax expense or recovery comprises current and deferred income tax. Income tax expense or recovery is recognized in income or loss except to the extent that it relates to items recognized directly in shareholders’ equity.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to income tax payable in respect of previous years.

Deferred income tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting income nor taxable income. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Deferred income tax assets and liabilities are only offset when they are within the same legal entity and same tax jurisdiction. Deferred income tax assets and liabilities are presented as non-current.

(j)	Net income (loss) per share

Basic net income (loss) per share is calculated by dividing the net income (loss) attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is determined by adjusting the net income (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments such as performance awards and stock options granted to service providers and convertible debentures, using the treasury stock method.

(k)	Investment tax credits

Investment tax credits relating to Scientific Research and Experimental Development claims are considered an income tax credit and are offset against our income tax expense when they become probable of realization.

(l)	Accounting Pronouncement no yet Adopted

IFRS 9 Financial Instruments introduces a new classification and measurement requirements, impairment model and hedge accounting model. IFRS 9 is effective for annual periods on or after January 1, 2018. Advantage does not anticipate any material changes or effects to our current accounting.

IFRS 15 Revenue from Contracts with Customers requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive, when control is transferred to the purchaser. The standard is to be adopted for annual periods beginning on or after January 1, 2018, either retrospectively or using a modified retrospective approach. Advantage is currently reviewing our contractual agreements to evaluate the impact of this standard on our financial statements.

IFRS 16 Leases requires the recognition of assets and liabilities for most leases. The standard applies to annual reports beginning on or after January 1, 2019. Advantage is currently reviewing the impact of IFRS 16 on our financial statements.

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4.	Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates, and differences could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Significant estimates and judgments made in the preparation of the consolidated financial statements are outlined below.

(a)	Reserves base

The natural gas and liquids properties are depreciated on a units-of-production (“UOP”) basis at a rate calculated by reference to proved and probable reserves determined in accordance with National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” and incorporating the estimated future cost of developing and extracting those reserves. Proved plus probable reserves are determined using estimates of natural gas and liquids in place, recovery factors and future natural gas and liquids prices. Future development costs are estimated using assumptions as to the number of wells required to produce the reserves, the cost of such wells and associated production facilities and other capital costs.

(b)	Determination of cash generating unit

Management has determined there to be a single CGU (“Glacier”) on the basis of its ability to generate independent cash flows, similar reserve characteristics, geographical location, and shared infrastructure, namely a single processing plant owned by Advantage. For purposes of assessment of impairment, management has allocated all exploration and evaluation assets to the Glacier CGU, on the basis of their geographic proximity to Glacier.

(c)	Impairment indicators and calculation of impairment

At each reporting date, Advantage assesses whether or not there are circumstances that indicate a possibility that the carrying values of exploration and evaluation assets and property, plant and equipment are not recoverable, or impaired. Such circumstances include incidents of physical damage, deterioration of commodity prices, changes in the regulatory environment, or a reduction in estimates of proved and probable reserves.

When management judges that circumstances indicate potential impairment, property, plant and equipment are tested for impairment by comparing the carrying values to their recoverable amounts. The recoverable amounts of cash generating units are determined based on the higher of value-in-use calculations and fair values less costs of disposition. These calculations require the use of estimates and assumptions, that are subject to change as new information becomes available including information on future commodity prices, expected production volumes, quantities of reserves, discount rates, future development costs and operating costs.

(d)	Decommissioning liability

Decommissioning costs will be incurred by the Corporation at the end of the operating life of the Corporation’s facilities and properties. The ultimate decommissioning liability is uncertain and can vary in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques, experience at other production sites, or changes in the risk-free discount rate. The expected timing and amount of expenditure can also change in response to changes in reserves or changes in laws and regulations or their interpretation. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

Advantage Oil & Gas Ltd. - 15

4.	Significant accounting judgments, estimates and assumptions (continued)

(e)	Income taxes

Income tax laws and regulations are subject to change. Deferred tax liabilities that arise from temporary differences between recorded amounts on the statement of financial position and their respective tax bases will be payable in future periods. The amount of a deferred tax liability is subject to management’s best estimate of when a temporary difference will reverse and expected changes in income tax rates. These estimates by nature involve significant measurement uncertainty.

5.	Trade and other receivables

	December 31, 2016	December 31, 2015
Trade receivables	$25,087	$12,544
Receivables from joint venture partners	581	716
Other	637	628
	$26,305	$13,888

6.	Exploration and evaluation assets

Balance at December 31, 2014	$9,803
Additions	1,192
Transferred to property, plant and equipment (note 7)	(924)
Balance at December 31, 2015	$10,071
Additions	6,001
Transferred to property, plant and equipment (note 7)	(60)
Balance at December 31, 2016	$16,012

Advantage Oil & Gas Ltd. - 16

7.	Property, plant and equipment

Cost	Natural gas and liquids properties	Furniture and equipment	Total
Balance at December 31, 2014	$1,714,117	$5,240	$1,719,357
Additions	163,549	242	163,791
Change in decommissioning liability (note 12)	(4,172)	-	(4,172)
Transferred from exploration and evaluation assets (note 6)	924	-	924
Balance at December 31, 2015	$1,874,418	$5,482	$1,879,900
Additions	121,847	166	122,013
Change in decommissioning liability (note 12)	(2,641)	-	(2,641)
Transferred from exploration and evaluation assets (note 6)	60	-	60
Balance at December 31, 2016	$1,993,684	$5,648	$1,999,332

Accumulated depreciation	Natural gas and liquids properties	Furniture and equipment	Total
Balance at December 31, 2014	$341,906	$3,520	$345,426
Depreciation	86,999	392	87,391
Balance at December 31, 2015	$428,905	$3,912	$432,817
Depreciation	115,885	347	116,232
Balance at December 31, 2016	$544,790	$4,259	$549,049

Net book value	Natural gas and liquids properties	Furniture and equipment	Total
At December 31, 2015	$1,445,513	$1,570	$1,447,083
At December 31, 2016	1,448,894	1,389	1,450,283

During the year ended December 31, 2016, Advantage capitalized general and administrative expenditures directly related to development activities of $6.1 million (December 31, 2015 - $6.2 million).

Advantage included future development costs of $1.6 billion (December 31, 2015 – $1.7 billion) in property, plant and equipment costs subject to depreciation.

Advantage Oil & Gas Ltd. - 17

8.	Related party transactions

Key management compensation

The compensation paid or payable to officers and directors is as follows:

	December 31, 2016	December 31, 2015
Salaries, director fees and short-term benefits	$2,111	$2,684
Share based compensation (1)	2,676	2,903
	$4,787	$5,587

(1) Represents the grant date fair value of performance awards and stock options granted for the respective years.

As at December 31, 2016, there is a $2.2 million commitment (December 31, 2015 - $2.3 million) related to change of control or termination of employment of officers.

9.	Financial risk management

Financial instruments of the Corporation include trade and other receivables, deposits, trade and other accrued liabilities, bank indebtedness, and derivative assets and liabilities.

Trade and other receivables and deposits are classified as loans and receivables and measured at amortized cost. Trade and other accrued liabilities and bank indebtedness are all classified as financial liabilities at amortized cost. As at December 31, 2016, there were no significant differences between the carrying amounts reported on the Consolidated Statement of Financial Position and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank indebtedness.

Fair value is determined following a three level hierarchy:

Level 1: Quoted prices in active markets for identical assets and liabilities. The Corporation does not have any financial assets or liabilities that require level 1 inputs.

Level 2: Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly. Such inputs can be corroborated with other observable inputs for substantially the complete term of the contract. Derivative assets and liabilities are measured at fair value on a recurring basis. For derivative assets and liabilities, pricing inputs include quoted forward prices for commodities, foreign exchange rates, volatility and risk-free rate discounting, all of which can be observed or corroborated in the marketplace. The actual gains and losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Level 3: Under this level, fair value is determined using inputs that are not observable. Advantage has no assets or liabilities that use level 3 inputs.

Advantage Oil & Gas Ltd. - 18

9.	Financial risk management (continued)

The Corporation’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production, and financing activities such as:

•	credit risk;

•	liquidity risk;

•	price risk; and

•	interest rate risk.

(a)	Credit risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation’s receivables from natural gas and liquids marketers and companies with whom we enter into hedging contracts. The maximum exposure to credit risk is as follows:

	December 31, 2016	December 31, 2015
Trade and other receivables	$26,305	$13,888
Deposits	665	1,371
Derivative asset	2,178	44,435
	$29,148	$59,694

Trade and other receivables, deposits, and derivative assets are subject to credit risk exposure and the carrying values reflect Management’s assessment of the associated maximum exposure to such credit risk. Advantage mitigates such credit risk by closely monitoring significant counterparties and dealing with a broad selection of counterparties that diversify risk within the sector. The Corporation’s deposits are due from the Alberta Provincial government and are viewed by Management as having minimal associated credit risk. To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. In addition, the Corporation only enters into derivative contracts with major banks and international energy firms to further mitigate associated credit risk.

Substantially all of the Corporation’s trade and other receivables are due from customers concentrated in the Canadian oil and gas industry. As such, trade and other receivables are subject to normal industry credit risks. As at December 31, 2016, $0.4 million or 1.4% of trade and other receivables are outstanding for 90 days or more (December 31, 2015 - $0.3 million or 2.2% of trade and other receivables). The Corporation believes the entire balance is collectible, and in some instances has the ability to mitigate risk through withholding production or offsetting payables with the same parties. Management has not provided an allowance for doubtful accounts at December 31, 2016 or 2015.

The Corporation’s most significant customer, a Canadian oil and natural gas marketer, accounts for $22.2 million of the trade and other receivables at December 31, 2016 (December 31, 2015 - $11.9 million).

Advantage Oil & Gas Ltd. - 19

9.	Financial risk management (continued)

(b)	Liquidity risk

The Corporation is subject to liquidity risk attributed from trade and other accrued liabilities and bank indebtedness. Trade and other accrued liabilities are primarily due within one year of the Consolidated Statement of Financial Position date and Advantage does not anticipate any problems in satisfying the obligations from cash provided by operating activities and the existing credit facilities. The Corporation’s bank indebtedness is subject to $400 million credit facility agreements. Although the credit facilities are a source of liquidity risk, the facilities also mitigate liquidity risk by enabling Advantage to manage interim cash flow fluctuations. The terms of the credit facilities are such that they provide Advantage adequate flexibility to evaluate and assess liquidity issues if and when they arise. Additionally, the Corporation regularly monitors liquidity related to obligations by evaluating forecasted cash flows, optimal debt levels, capital spending activity, working capital requirements, and other potential cash expenditures. This continual financial assessment process further enables the Corporation to mitigate liquidity risk.

To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to liquidity risk as derivative liabilities become due. While the Corporation has elected not to follow hedge accounting, derivative instruments are not entered for speculative purposes and Management closely monitors existing commodity risk exposures. As such, liquidity risk is mitigated since any losses actually realized are offset by increased cash flows realized from the higher commodity price environment.

The timing of cash outflows relating to financial liabilities as at December 31, 2016 and 2015 are as follows:

December 31, 2016	Less than one year	One to three years	Total
Trade and other accrued liabilities	$34,153	$-	$34,153
Bank indebtedness - principal	-	153,811	153,811
- interest (1)	6,890	3,284	10,174
	$41,043	$157,095	$198,138

(1) Interest on bank indebtedness was calculated assuming conversion of the revolving credit facility to a one-year term facility.

December 31, 2015	Less than one year	One to three years	Total
Trade and other accrued liabilities	$23,050	$-	$23,050
Bank indebtedness - principal	-	287,529	287,529
- interest (1)	11,106	5,280	16,386
	$34,156	$292,809	$326,965

(1) Interest on bank indebtedness was calculated assuming conversion of the revolving credit facility to a one-year term facility.

The Corporation’s bank indebtedness does not have specific maturity dates. It is governed by credit facility agreements with a syndicate of financial institutions (note 10). Under the terms of the agreements, the facilities are reviewed annually, with the next review scheduled in June 2017. The facilities are revolving and are extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facilities are converted at that time into one year term facilities, with the principal payable at the end of such one year terms. Management fully expects that the facilities will be extended at each annual review.

Advantage Oil & Gas Ltd. - 20

9.	Financial risk management (continued)

(c)	Price risk

Advantage’s derivative assets and liabilities are subject to price risk as their fair values are based on assumptions regarding forward commodity prices. The Corporation enters into non-financial derivatives to manage commodity price risk exposure relative to actual commodity production and does not utilize derivative instruments for speculative purposes. Changes in the price assumptions can have a significant effect on the fair value of the derivative assets and liabilities and thereby impact earnings. It is estimated that a 10% change in the forward AECO natural gas price used to calculate the fair value of the fixed price swap and sold call option natural gas derivatives at December 31, 2016 would result in a $14.6 million change in net income (loss) for the year ended December 31, 2016. It is estimated that a 10% change in the forward basis differential between Henry Hub and AECO natural gas prices would result in a $1.5 million change in net income (loss) for the year ended December 31, 2016.

As at December 31, 2016, the Corporation had the following derivative contracts in place:

Description of Derivative	Term	Volume	Price

Natural gas – AECO
Fixed price swap	January 2016 to March 2017	2,370 mcf/d	Cdn $3.98/mcf
Fixed price swap	January 2016 to March 2017	16,587 mcf/d	Cdn $3.97/mcf
Fixed price swap	January 2016 to March 2017	4,739 mcf/d	Cdn $3.75/mcf
Fixed price swap	January 2016 to March 2017	9,478 mcf/d	Cdn $3.76/mcf
Fixed price swap	April 2016 to March 2017	14,217 mcf/d	Cdn $4.11/mcf
Fixed price swap	April 2016 to March 2017	14,217 mcf/d	Cdn $3.25/mcf
Fixed price swap	April 2016 to March 2017	18,956 mcf/d	Cdn $3.22/mcf
Fixed price swap	January 2017 to June 2017	14,217 mcf/d	Cdn $3.00/mcf
Fixed price swap	April 2017 to June 2017	28,434 mcf/d	Cdn $3.00/mcf
Fixed price swap	April 2017 to March 2018	4,739 mcf/d	Cdn $3.27/mcf
Fixed price swap	April 2017 to March 2018	14,217 mcf/d	Cdn $3.27/mcf
Fixed price swap	November 2017 to March 2018	18,956 mcf/d	Cdn $3.22/mcf
Fixed price swap	July 2017 to March 2018	4,739 mcf/d	Cdn $3.02/mcf
Fixed price swap	July 2017 to March 2018	14,217 mcf/d	Cdn $3.01/mcf
Fixed price swap	July 2017 to March 2018	14,217 mcf/d	Cdn $3.00/mcf
Fixed price swap	July 2017 to June 2018	14,217 mcf/d	Cdn $3.00/mcf
Fixed price swap	April 2017 to March 2018	23,695 mcf/d	Cdn $3.01/mcf
Call option sold	April 2017 to December 2018	23,695 mcf/d	Cdn $3.17/mcf (1)
Fixed price swap	October 2017 to September 2018	4,739 mcf/d	Cdn $3.01/mcf
Call option sold	October 2017 to December 2018	4,739 mcf/d	Cdn $3.01/mcf (2)
Fixed price swap	October 2017 to September 2018	4,739 mcf/d	Cdn $3.01/mcf
Call option sold	October 2017 to December 2018	4,739 mcf/d	Cdn $3.06/mcf (3)
Fixed price swap	October 2017 to September 2018	4,739 mcf/d	Cdn $3.01/mcf
Call option sold	October 2017 to December 2018	4,739 mcf/d	Cdn $3.11/mcf (4)
Fixed price swap	October 2018 to March 2019	18,956 mcf/d	Cdn $3.00/mcf
Fixed price swap	October 2018 to March 2019	18,956 mcf/d	Cdn $3.00/mcf
Fixed price swap	October 2018 to March 2019	9,478 mcf/d	Cdn $3.00/mcf

Natural gas – AECO/Henry Hub Basis Differential
Basis swap	January 2018 to December 2019	25,000 mcf/d	Henry Hub less US $0.85/mcf

(1)	Call option sold is only exercisable by the counterparty if AECO exceeds Cdn $3.43/mcf.
(2)	Call option sold is only exercisable by the counterparty if AECO exceeds Cdn $3.32/mcf.
(3)	Call option sold is only exercisable by the counterparty if AECO exceeds Cdn $3.38/mcf.
(4)	Call option sold is only exercisable by the counterparty if AECO exceeds Cdn $3.43/mcf.

Advantage Oil & Gas Ltd. - 21

9.	Financial risk management (continued)

(c)	Price risk

As at December 31, 2016, the fair value of the derivatives outstanding resulted in an asset of $2.2 million (December 31, 2015 – $44.5 million) and a liability of $24.7 million (December 31, 2015 – $0.2 million). The fair value of the commodity risk management derivatives have been allocated to current assets and liabilities on the basis of expected timing of cash settlement.

For the year ended December 31, 2016, $13.7 million was recognized in net income (loss) as a derivative loss (December 31, 2015 - $30.4 million gain). The table below summarizes the realized and unrealized gains (losses) on derivatives recognized in net income (loss).

	Year ended	Year ended
	December 31, 2016	December 31, 2015
Realized gain on derivatives	$53,094	$32,743
Unrealized loss on derivatives	(66,781)	(2,321)
	$(13,687)	$30,422

(d)	Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The interest charged on the outstanding bank indebtedness fluctuates with the interest rates posted by the lenders. The Corporation is exposed to interest rate risk and has not entered into any mitigating interest rate hedges or swaps. Had the borrowing rate been different by 100 basis points throughout the year ended December 31, 2016, net income (loss) and comprehensive income (loss) would have changed by $1.5 million (December 31, 2015 - $1.9 million) based on the average debt balance outstanding during the year.

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9.	Financial risk management (continued)

(e)	Capital management

The Corporation manages its capital with the following objectives:

•	To ensure sufficient financial flexibility to achieve the ongoing business objectives including replacement of production, funding of future growth opportunities, and pursuit of accretive acquisitions; and

•	To maximize shareholder return through enhancing the share value.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital (excluding derivative assets and liabilities), bank indebtedness, and share capital. Advantage may manage its capital structure by issuing new shares, repurchasing outstanding shares, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

Advantage’s capital structure as at December 31, 2016 and December 31, 2015 is as follows:

	December 31, 2016	December 31, 2015
Bank indebtedness (non-current) (note 10)	$153,102	$286,519
Working capital deficit (1)	6,167	7,196
Total debt	$159,269	$293,715
Shares outstanding (note 14)	184,654,333	170,827,158
Share closing market price ($/share)	$9.12	$7.03
Market capitalization (2)	1,684,048	1,200,915
Total capitalization	$1,843,317	$1,494,630

(1) Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits and trade and other accrued liabilities.

(2) Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date.

Advantage Oil & Gas Ltd. - 23

10.	Bank indebtedness

	December 31, 2016	December 31, 2015
Revolving credit facility	$153,811	$287,529
Discount on Bankers Acceptances and other fees	(709)	(1,010)
Balance, end of year	$153,102	$286,519

As at December 31, 2016, the Corporation had reserve-based credit facilities (the "Credit Facilities") with a borrowing base of $400 million. The Credit Facilities are comprised of a $20 million extendible revolving operating loan facility from one financial institution and a $380 million extendible revolving credit facility from a syndicate of financial institutions. The revolving period of the Credit Facilities will end on June 10, 2017 unless extended at the option of the syndicate for a further 364 day period. If the Credit Facilities are not extended, they will convert to a non-revolving term credit facility due 365 days after the last day of the revolving period. The Credit Facilities are subject to re-determination of the borrowing base semi-annually in October and June of each year, with the next annual review scheduled to occur in June 2017. There can be no assurance that the Credit Facilities will be renewed at the current borrowing base level at that time. The borrowing base is determined based on, among other things, a thorough evaluation of Advantage's reserve estimates based upon the lenders commodity price expectations. Revisions or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base. In the event that the lenders reduce the borrowing base below the amount drawn at the time of redetermination, the Corporation has 60 days to eliminate any shortfall by repaying amounts in excess of the new re-determined borrowing base. Amounts borrowed under the Credit Facilities bear interest at rates ranging from LIBOR plus 2% to 3.25% per annum, and Canadian prime or US base rate plus 1% to 2.25% per annum, in each case, depending on the type of borrowing and the Corporation’s debt to Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio. Undrawn amounts under the Credit Facilities bear a standby fee ranging from 0.5% to 0.8125% per annum, dependent on the Corporation’s debt to EBITDA ratio. Repayments of principal are not required prior to maturity provided that the borrowings under the Credit Facilities do not exceed the authorized borrowing amount and the Corporation is in compliance with all covenants, representations and warranties. The Credit Facilities prohibit the Corporation from entering into any derivative contract where the term of such contract exceeds four years. Further, the aggregate of such contracts cannot hedge greater than 75% of total estimated natural gas and liquids production over three years and 50% over the fourth year. The Credit Facilities contain standard commercial covenants for credit facilities of this nature. The only financial covenant was a requirement for the Corporation to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four-quarter basis. This covenant was removed on June 10, 2016. All applicable financial and non-financial covenants were met at December 31, 2016 and 2015. Breach of any covenant will result in an event of default in which case the Corporation has 30 days to remedy such default. If the default is not remedied or waived, and if required by the lenders, the administrative agent of the lenders has the option to declare all obligations under the credit facilities to be immediately due and payable without further demand, presentation, protest, days of grace, or notice of any kind. The Credit Facilities are collateralized by a $1 billion floating charge demand debenture covering all assets. For the year ended December 31, 2016, the average effective interest rate on the outstanding amounts under the facilities was approximately 3.5% (December 31, 2015 – 3.2%). Advantage has no letters of credit issued and outstanding at December 31, 2016 (December 31, 2015 - none).

Advantage Oil & Gas Ltd. - 24

11.	Convertible debenture

On January 30, 2015, both the principal and final interest payment were settled with cash drawn from the credit facility, with the exception of ten thousand dollars, which was converted to 1,162 common shares.

12.	Decommissioning liability

The Corporation’s decommissioning liability results from net ownership interests in natural gas and liquids assets including well sites, gathering systems and processing facilities, all of which will require future costs of decommissioning under environmental legislation. These costs are expected to be incurred between 2017 and 2076. A risk-free rate of 2.34% (December 31, 2015 – 2.16%) and an inflation factor of 2.0% (December 31, 2015 – 1.5%) were used to calculate the fair value of the decommissioning liability at December 31, 2016. A reconciliation of the decommissioning liability is provided below:

	Year ended	Year ended
	December 31, 2016	December 31, 2015
Balance, beginning of year	$44,575	$48,878
Accretion expense	915	1,131
Liabilities incurred	2,193	1,767
Change in estimates	(1,165)	(2,011)
Effect of change in risk-free rate and inflation rate factor	(3,669)	(3,928)
Liabilities settled	(1,857)	(1,262)
Balance, end of year	$40,992	$44,575

Advantage Oil & Gas Ltd. - 25

13.	Income taxes

The provision for income taxes is as follows:

	Year ended	Year ended
	December 31, 2016	December 31, 2015
Current income tax expense	$-	$-
Deferred income tax expense (recovery)	(4,614)	7,753
Income tax expense (recovery)	$(4,614)	$7,753

The provision for income taxes varies from the amount that would be computed by applying the combined federal and provincial income tax rates for the following reasons:

	Year ended	Year ended
	December 31, 2016	December 31, 2015
Income (loss) before taxes	$(20,348)	$29,131
Combined federal and provincial income tax rates	27.00%	26.00%
Expected income tax expense (recovery)	(5,494)	7,574
Increase (decrease) in income taxes resulting from:
Non-deductible share based compensation	1,515	1,487
Alberta tax rate increase	-	1,778
Scientific Research and Experimental Development claim	-	(3,688)
Difference between current and expected tax rates	(635)	602
	$(4,614)	$7,753
Effective tax rate	22.68%	26.61%

The movement in deferred income tax liabilities and assets without taking into consideration the offsetting of balances within the same tax jurisdiction is as follows:

Deferred income tax liability	Property, plant and equipment	Derivative asset/liability	Total
Balance at December 31, 2014	$229,025	$11,639	$240,664
Charged (credited) to income	33,972	304	34,276
Balance at December 31, 2015	$262,997	$11,943	$274,940
Charged (credited) to income	5,192	(18,031)	(12,839)
Balance at December 31, 2016	$268,189	$(6,088)	$262,101

Deferred income tax asset	Decommissioning liability	Non-capital losses	Other	Total
Balance at December 31, 2014	$(12,303)	$(183,613)	$(11,349)	$(207,265)
Charged (credited) to income	239	(15,036)	(11,726)	(26,523)
Balance at December 31, 2015	$(12,064)	$(198,649)	$(23,075)	$(233,788)
Charged (credited) to income	991	7,200	34	8,225
Credited to equity	-	(264)	(1,059)	(1,323)
Balance at December 31, 2016	$(11,073)	$(191,713)	$(24,100)	$(226,886)

Net deferred income tax liability (asset)
Balance at December 31, 2014	$33,399
Charged (credited) to income	7,753
Balance at December 31, 2015	$41,152
Charged (credited) to income	(4,614)
Credited to equity	(1,323)
Balance at December 31, 2016	$35,215

Advantage Oil & Gas Ltd. - 26

13.	Income taxes (continued)

The estimated tax pools available at December 31, 2016 are as follows:

Canadian development expenses	$170,956
Canadian exploration expenses	65,994
Canadian oil and gas property expenses	9,045
Non-capital losses	710,050
Undepreciated capital cost	212,456
Capital losses	157,869
Scientific research and experimental development expenditures	32,506
Other	11,993
$1,370,869

The non-capital loss carry forward balances above expire no earlier than 2023.

No deferred tax asset has been recognized for capital losses of $158 million (December 31, 2015 – $158 million). Recognition is dependent on the realization of future taxable capital gains.

14.	Share capital

(a)	Authorized

The Corporation is authorized to issue an unlimited number of shares without nominal or par value.

(b)	Issued

	Common Shares	Amount
Balance at December 31, 2014	170,067,650	$2,234,959
Share based compensation (note 16)	758,346	1,759
Conversion of convertible debenture	1,162	10
Balance at December 31, 2015	170,827,158	$2,236,728
Shares issued on equity financing, net of issue costs and deferred taxes	13,427,075	96,453
Share based compensation (note 16)	400,100	1,018
Balance at December 31, 2016	184,654,333	$2,334,199

On March 8, 2016, the Corporation closed an equity financing whereby 13,427,075 common shares were issued at $7.45 per share, for gross proceeds of $100 million, less $3.6 million related to $4.9 million of issuance costs net of $1.3 million of deferred taxes.

Advantage Oil & Gas Ltd. - 27

15.	Net income (loss) per share

The calculations of basic and diluted net income (loss) per share are derived from both net income (loss) and weighted average shares outstanding, calculated as follows:

	Year ended
	December 31
	2016	2015
Net income (loss)
Basic and diluted	$(15,734)	$21,378

Weighted average shares outstanding
Basic	182,056,120	170,607,873
Stock Option Plan	-	891,621
Performance Incentive Plan	-	211,926
Diluted	182,056,120	171,711,420

The calculation of diluted net income (loss) per share for the year ended December 31, 2016 excludes the effects of the Stock Option Plan and Performance Incentive Plan, as their impacts would be anti-dilutive. Total weighted average shares of 866,241 and 648,037 in respect of the Stock Option Plan and Performance Incentive Plan, respectively were excluded from the diluted net income (loss) per share calculation.

The calculation of diluted net income (loss) per share for the year ended December 31, 2015 excludes the convertible debenture, as its impact would be anti-dilutive. Total weighted average shares issuable in exchange for the convertible debenture excluded from the diluted net income (loss) per share calculation for the year ended December 31, 2015 was 796,830 shares. As the convertible debenture matured on January 30, 2015 (note 11), it had no dilutive effect on periods beginning on dates thereafter.

Advantage Oil & Gas Ltd. - 28

16.	Share based compensation

(a)	Stock Option Plan

Under the Stock Option Plan, service providers are granted options with exercise prices that approximate the market price of common shares at the date of grant. Share based compensation costs of the Stock Option Plan are determined using a Black-Scholes valuation model, using weighted average assumptions as follows:

Volatility	41%

Expected forfeiture rate	0.98%

Dividend rate	0%

Risk-free rate	1.05%

Volatility is based on historical stock prices at the close-of-trade-day over a historical time period.

The following tables summarize information about changes in stock options outstanding at December 31, 2016:

	Stock Options	Weighted-Average Exercise Price
Balance at December 31, 2014	5,144,676	$4.63
Exercised	(2,081,538)	4.00
Granted	987,928	6.82
Forfeited/cancelled	(19,764)	5.37
Balance at December 31, 2015	4,031,302	$5.49
Exercised	(921,387)	4.64
Balance at December 31, 2016	3,109,915	$5.75

Stock Options Outstanding				Stock Options Exercisable
Range of Exercise Price	Number of Stock Options Outstanding	Weighted Average Remaining Contractual Life - Years	Weighted Average Exercise Price	Number of Stock Options Exercisable	Weighted Average Exercise Price
$4.43 - $5.87	2,135,825	1.38	$5.26	1,653,817	$5.08
$5.88 - $6.82	974,090	3.26	6.81	310,931	6.81
$4.43 - $6.82	3,109,915	1.97	$5.75	1,964,748	$5.36

Advantage Oil & Gas Ltd. - 29

16.	Share based compensation (continued)

(b)	Performance Incentive Plan

Under the Performance Incentive Plan, service providers can be granted two types of Incentive Awards: Restricted Awards and Performance Awards. A Restricted Award is a grant denominated in a fixed number of common shares which generally vests 1/3 on the first anniversary of the grant date, 1/3 on the second anniversary, and 1/3 on the third anniversary. A Performance Award is a grant denominated in a fixed number of common shares which vests on the third anniversary of the grant date. Performance Award grants are multiplied by a Payout Multiplier, that is determined based on Corporate Performance Measures, as approved by the Board of Directors.

As at December 31, 2016, no Restricted Awards have been granted.

The following table is a continuity of Performance Awards:

Performance Awards
Balance at December 31, 2014	406,142
Granted	263,510
Forfeited	(3,560)
Balance at December 31, 2015	666,092
Granted	661,571
Balance at December 31, 2016	1,327,663

Share based compensation recognized by plan for the years ended December 31, 2016 and 2015 are as follows:

	Year ended
	December 31
	2016	2015
Stock Option Plan	$784	$3,101
Performance Incentive Plan	4,823	2,620
Total share based compensation	5,607	5,721
Capitalized	(2,326)	(2,374)
Net share based compensation expense	$3,281	$3,347

Advantage Oil & Gas Ltd. - 30

17.	Natural gas and liquids sales

	Year ended
	December 31
	2016	2015
Natural gas sales	$145,878	$129,802
Natural gas liquids sales	16,055	2,509
Total natural gas and liquids sales	$161,933	$132,311

18.	General and administrative expense (“G&A”)

	Year ended
	December 31
	2016	2015
Salaries and benefits	$7,332	$7,026
Share based compensation (note 16)	5,607	5,721
Office rent	989	1,146
Other	2,952	2,869
Total G&A	16,880	16,762
Capitalized (note 7)	(6,130)	(6,193)
Net G&A	$10,750	$10,569

19.	Finance expense

	Year ended
	December 31
	2016	2015
Interest on bank indebtedness (note 10)	$9,335	$10,035
Interest on convertible debenture (note 11)	-	337
Accretion on convertible debenture (note 11)	-	309
Accretion of decomissioning liability (note 12)	915	1,131
Total finance expense	$10,250	$11,812

20.	Supplementary cash flow information

Changes in non-cash working capital is comprised of:

	Year ended
	December 31
	2016	2015
Source (use) of cash:
Trade and other receivables	$(12,417)	$8,086
Prepaid expenses and deposits	285	537
Trade and other accrued liabilities	11,103	(58,691)
	$(1,029)	$(50,068)

Related to operating activities	$567	$(19,376)
Related to financing activities	-	(1,808)
Related to investing activities	(1,596)	(28,884)
	$(1,029)	$(50,068)

Advantage Oil & Gas Ltd. - 31

21.	Commitments

Advantage has lease commitments relating to office buildings of $3.0 million (December 31, 2015 - $4.1 million) and transportation commitments of $180.2 million (December 31, 2015 - $168.1 million). The estimated remaining annual minimum operating lease payments are as follows:

	Year ended
	December 31
	2016	2015
2016	$-	$21,397
2017	26,067	21,174
2018	27,338	24,544
2019	28,519	24,602
2020	21,850	17,251
2021 and thereafter	79,438	63,249
Total commitments	$183,212	$172,217

Advantage Oil & Gas Ltd. - 32

Directors

Jill Angevine (1)(3)
Stephen E. Balog (1)(2)(3)
Grant Fagerheim (2)(3)
Paul G. Haggis (1)(2)(3)
Andy J. Mah
Ronald A. McIntosh (2)(3)
(1) Member of Audit Committee
(2) Member of Reserve Evaluation Committee
(3) Member of Human Resources, Compensation & Corporate Governance Committee

Officers

Andy J. Mah, President and CEO
Craig Blackwood, Vice President, Finance and CFO
Neil Bokenfohr, Senior Vice President

Corporate Secretary

Jay P. Reid, Partner
Burnet, Duckworth and Palmer LLP

Auditors

PricewaterhouseCoopers LLP

Bankers

The Bank of Nova Scotia
National Bank of Canada
Royal Bank of Canada
Canadian Imperial Bank of Commerce
Union Bank, Canada Branch
Alberta Treasury Branches
Wells Fargo Bank N.A., /Canada Branch

Independent Reserve Evaluators

Sproule Associates Limited
Legal Counsel

Burnet, Duckworth and Palmer LLP

Transfer Agent

Computershare Trust Company of Canada

Abbreviations

bbls	- barrels
bbls/d	- barrels per day
boe	- barrels of oil equivalent (6 mcf = 1 bbl)
boe/d	- barrels of oil equivalent per day
mcf	- thousand cubic feet
mcf/d	- thousand cubic feet per day
mmcf	- million cubic feet
mmcf/d	- million cubic feet per day
bcf	- billion cubic feet
tcf	- trillion cubic feet
gj	- gigajoules
NGLs	- natural gas liquids
WTI	- West Texas Intermediate

Corporate Office

300, 440 – 2nd Avenue SW
Calgary, Alberta T2P 5E9
(403) 718-8000

Contact Us

Toll free: 1-866-393-0393
Email: ir@advantageog.com
Visit our website at www.advantageog.com

Stock Exchange Trading Symbol

(Toronto Stock Exchange and New York Stock Exchange)

Shares: AAV

Advantage Oil & Gas Ltd. - 33